January 8, 2019 Tivity Health J.P. Morgan Healthcare Conference CALORIES IN + CALORIES OUT A POWERFUL COMBINATION Filed by Tivity Health, Inc. Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Nutrisystem, Inc. Commission File No.: 000-28551 Date: January 8, 2019

Cautionary Note on Forward-Looking Statements Note On Forward Looking Statements This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance. Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements. These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health and Nutrisystem will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Additional Information Important Additional Information and Where to Find It In connection with the proposed transaction, on January 7, 2019, Tivity Health filed with the SEC a registration statement on Form S-4 (the “registration statement”), which includes a proxy statement of Nutrisystem and that also constitutes a prospectus of Tivity Health (the “proxy statement/prospectus”) in preliminary form. The registration statement has not yet become effective. Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction after the registration statement has been declared effective by the SEC and the proxy statement/prospectus is in definitive form. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED AND TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, Pennsylvania 19034, Attention: Investor Relations, or by telephone at (646) 277-1254. Participants in Solicitation Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

2015 to Today – Reminder Unlocked value sold off the unprofitable division in July 2016 – delivered upon commitments, returned to growth and strong free cash flow Optimized remaining business A-B-C-D product strategy increased SilverSneakers enrolled membership from 2.3 to 3.5 million and Prime activations from 170,000 to 300,000 AND added 18 new clients over the last 24 months Transformed and diversified company with smart bold moves that expanded our EPS – Strategy E (Explore and Expand)

Our Core Offering Today – Calories Out CURRENT OFFERING ROLE IN THE PORTFOLIO % Revenue – 2018 Getting older Americans up and out of their homes to locations in a nation-wide network where they are physically and socially active/interactive – CALORIES OUT 81% Reduced cost access to physical fitness in a nationwide- network for 18-64 year old(s) including those who are aging-in toward Medicare eligibility, those caring for senior adults, and busy travelers – CALORIES OUT 16% Flexible cost-effective access to solutions for specialty health benefits including chiropractic, acupuncture, physical, occupational, and speech therapy, therapeutic massage and naturopathy 3% Integrated, cost-effective offering including physical fitness, through access to our nation-wide network, restoration and nutrition for busy AARP members with active lifestyles – CALORIES OUT In launch

Build more awareness, empowerment, and engagement in the eligible population Deepen relationships with network of partner locations and community organizations Collaborate with partners to introduce new products and services A B C D Add new members in all networks Our Transformative A-B-C-D Product Strategy © 2018 Tivity Health, Inc. All rights reserved. 75M eligible members in 2018 56M eligible members in 2015(1) (1) Management estimates

Strong Financial Performance Strong Performance Enables Exploration of “Strategy E” Note: Revenue, Income from Continuing Operations and Adjusted EBITDA do not include the results of the total population health services business which was sold in 2016. Net Income reflects Income from Continuing Operations. (1) Adjusted EBITDA adds back restructuring charges, business separation costs and in 2015 CEO separation expenses. Includes stock-based compensation as an expense. (2) Non-GAAP financial measure; see the table on Appendix A to this presentation for a reconciliation of non-GAAP financial measures. (3) Reflects the impact of the adoption of Accounting Standards Update ("ASU") No. 2015-03, in fiscal 2016 related to balance sheet classification of debt issuance costs, which was applied retrospectively to all periods presented. (4) Reflects the ratio of total debt to trailing 12 months EBITDA as calculated under the amended credit facility at the time of filing. Note, not adjusted to reflect the sale of the total population health services business which was sold in 2016. Revenue Income from Continuing Operations ($ MM) ($ MM) Total Leverage(4) Total Debt(3) ($ MM) Adjusted EBITDA(1)(2) ($ MM) CAGR: 10% CAGR: 10% CAGR: 24%

The Path To Nutrition (Strategy E) 24 Months of Listening to our Partners & Members PLUS Market Insights

What We Learned in 24 Months in community | in a range of facilities | in the home Sustain Prepare Learn Engage Member Journey MOVEMENT Improve Fitness, mobility and stability. Engage where they want, how they want, when they want LIFESTYLE Enhance their experience with value-added products and services addressing social determinants (e.g. Nutrition) CONNECTION Combat Social Isolation by helping them build purposeful connections in community MINDSET Improve cognitive health, reduce emotional stress, and develop purpose © 2018 Tivity Health, Inc. All rights reserved.

Market Insights Humana has long believed that social determinants of health (SDOH), such as food insecurity, play an underemphasized role in health challenges. That’s why Humana in 2015 launched our Bold Goal: to improve the health of the communities we serve 20 percent by 2020, working with medical professionals and community organizations to alleviate SDOH issues for seniors and for commercial health insurance members. It’s also why we believe that a program that combines nutrition with physical fitness can go a long way toward helping people achieve their best health.” BRUCE BROUSSARD, PRESIDENT AND CEO OF HUMANA “ The BCBS System has increasingly supported…programs that address social determinants of health—the environment in which people are born, grow, live, work and age—including access to… nutritious food and places for physical activity— that affect a wide range of health and quality-of-life outcomes.” THE HEALTH OF AMERICA COMMUNITY INVESTMENT REPORT, BLUE CROSS BLUE SHIELD “ Payors Recognize Nutrition Is Key to Reducing Overall Healthcare Costs

For 2019, the Centers for Medicare and Medicaid Services (CMS) has added transportation and home health visits to the list of services it will reimburse. In 2020, CMS is expected to add home modifications and home-delivered meals to this list.” “ Seniors in the Boston area who received meals at home through programs like Meals on Wheels had fewer emergency department visits and fewer hospital admissions than their peers who didn’t get the meals, leading to lower medical spending overall, researchers report in Health Affairs. “ Market Insights Home-delivered meals keep people who do not yet need expensive nursing home care at home longer, thereby reducing overall costs, says [Kali] Thomas. Her research, showed that of all the social services for older adults in which states invest, meal delivery services are the only one correlated with later nursing home entry. ‘The average [annual] cost of nursing homes is between $70,000 and $90,000, whereas the average daily contribution for home-delivered meals ranges from $5 to $9 [or $1,825 to $3,285 per year],’ says Thomas.” “ Home-delivered Meals Improve Health, Keep Seniors Out of Nursing Homes, and Lower Healthcare Costs

Nutrisystem Overview

Nutrisystem – Ideal Fit

Largest Home Meal Delivery Company for Weight Loss in the United States

Highlights

- Established leaders in safe, effective and scientifically-backed weight-loss plans
- Clinical studies and distinguished Science Advisory Board
- 45 year heritage of innovation and customer satisfaction
- Category leader with two of the top weight loss brands: Nutrisystem and South Beach Diet
- Millions of customers served
- Team of ~600 with passion for improving lives

Core Competencies

- Recognized leader in performance-based, direct-to-consumer marketing and data analytics expertise
- Strong ecommerce capabilities and scalable platform
- Award winning Customer Service team ranked #1 in weight loss category[1]
- Proven ability to drive revenue per customer, extend relationships, and garner ambassadorship
- Asset-light business model with strong and cost-effective supply chain and distribution network
- Quick return on marketing investment generating strong FCF

[1]Newsweek Nov 30, 2018.

© 2018 Tivity Health, Inc. All rights reserved.

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tivity HEALTH

Standalone brand with unique, heart-healthy, keto-friendly and low-carb meal programs, products and services Created by world-renowned cardiologist behind the “Agatston Score,” considered best predictor of future heart attacks Diabetic friendly programs Over 100 foods available including grab-and-go and fresh frozen meals Customizable nutrition and counseling services priced to serve the middle market with focus on portion control and your favorite foods made healthy Special programs for addressing prediabetes and Type 2 diabetes Men and women’s programs that are priced to serve middle market Over 160 foods available including grab-and-go and fresh frozen meals Nutrisystem – Ideal Fit (cont.) Multi-Brands & Multi-Channels - Providing Personalized Nutrition

Nutrisystem – Strong Growth Model

Nutrisystem Has a Strong Track Record of Success:

- Executed a turnaround that has led to significant top-line and bottom-line growth
- Unlocked value by focusing on product innovation and direct-to-consumer marketing fundamentals
- Delivered CAGR of 15% over last 5 years
- Developed an asset-light, scalable business model with a quick return on marketing investment that results in strong FCF
- Embarked on a multi-brand product and channel strategy and diversified its revenue streams

Primary Initiatives to Drive Continued Growth:

- New programs for 2019: Nutrisystem FreshStart, South Beach Keto and DNA Body Blueprint
- Creative that reflects brand evolution and captures consumer trends
- Refined media deployment strategy
- Proven capabilities to drive revenue per customer



Revenue
($MM)
CAGR: 15%
$358
$693
2013
LTM 9/30/2018



Net Income
($MM)
CAGR: 53%
$7
$56
2013
LTM 9/30/2018



Adjusted EBITDA(1)(2)
($MM)
CAGR: 29%
$26
$88
2013
LTM 9/30/2018

(1) Includes stock based compensation as an expense.
(2) Non-GAAP financial measure; see the table on Appendix A to this presentation for a reconciliation of non-GAAP financial measures.

© 2018 Tivity Health, Inc. All rights reserved.

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tivity HEALTH

Calories In + Calories Out A Powerful Combination

Tivity Health + Nutrisystem: Combined Platform

Highly Complementary Businesses Drive Accelerated Growth

tivity HEALTH

- **Leading provider of fitness and health improvement programs for 26 years**
- **Strong relationships with health plans and over 16,000 fitness locations**
- **$600mm+ revenue**
- **Tens of millions of eligibles**
- **3 primary product offerings**
  - **SilverSneakers®**
    - Leading fitness program specifically designed for older adults (age 65+)
    - Most recognized senior wellness / fitness brand for over 26 years
    - 3.6 million currently enrolled
  - **Prime® Fitness**
    - Largest network of gyms for broad based audience (ages 18 – 64)
    - 295K currently enrolled
  - **WholeHealth Living**
    - Specialty physical medicine benefits management

Portfolio of Healthy Lifestyle Brands

Holistic Approach to Managing Chronic Conditions (*Calories In* and *Calories Out*)

Expanded Channels for Engagement And Enrollment

Potential for New Integrated Products and Cross-selling

Expanded Customer Reach

Deepened Digital Engagement

Attractive & Durable Financial Profile

Nutrisystem®

- **Leading provider of weight management products for 45 years**
- **Strong direct-to-consumer, TV and digital marketing expertise**
- **~$700mm+ revenue**
- **85 million people trying to lose weight; 48 million trying to prevent weight gain(1)**
- **2 household brands**
  - **Nutrisystem®**
    - Market leading weight loss program
    - Customizable nutrition and counseling services, including plans specifically designed for individuals with Diabetes (**Nutrisystem** D)
    - 63% of consumers who want to lose weight would consider Nutrisystem(2)
    - **DNA Body Blueprint** is targeted to individuals transitioning off program and looking to maintain their weight
  - **South Beach Diet®**
    - Unique, heart-healthy and low-carb meal programs, products and services designed to help customers lose weight

(1) Mintel Report, September 2017 and CDC.
(2) Finch Brands Survey (January 2018).

© 2018 Tivity Health, Inc. All rights reserved.

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tivity HEALTH

Complementary Businesses – Supercharging Each Business Together

Strategic Rationale

Holistic Approach

- Creates **new health & wellness offering** unique to the industry and launches nutrition into the healthcare space
- **Complementary nutrition and fitness offerings** across all customers and members
- **Attract new users** and **increase engagement** among current users
- Potential opportunity to pilot reimbursable program with health plans that will **drive down healthcare costs**

Channel Distribution

- Nutrisystem **consumer marketing and data analytics experience** present significant opportunities for under-promoted Tivity Health brands
- Ability to **cross-sell Nutrisystem products**, technology and social platform to all members on **SilverSneakers/Prime/flip50 highway**
- New distribution channels – **access to health plans and 16,000+ participating locations** for expanded offerings such as nutrition

Financial Strength

- Strengthen long-term financial profile with **significant revenue and cost synergies** (pro forma business generates ~$1.3bn of 2018E revenue and ~$240mm 2018E EBITDA)
- **Significant immediate return to shareholders** with ability to participate in the upside of combined business

© 2018 Tivity Health, Inc. All ri

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tivity HEALTH

Holistic Approach – Calories In + Calories Out Presents Significant Opportunity for Payers to Reduce Medical Costs Source: https://www.americashealthrankings.org/explore/senior/measure/obesity_sr/state/ALL. Nicolas Cherbuin et al. "Obesity and Being Overweight Is Associated with Hippocampal Atrophy: The Path through Life Study." International Journal of Obesity 39, no. 10 (2015): 1509-14. The addition of Nutrisystem will enable Tivity Health to offer members a compelling, integrated program Calories In Calories Out Members will be able to balance calories in and calories out to address chronic conditions associated with obesity Chronic Conditions Tied to Obesity Hypertension Type 2 diabetes Heart disease Stroke Gallbladder disease Osteoarthritis Respiratory problems At least 13 different types of cancer Mental illness such as depression and anxiety Low quality of life Disability due to excess weight on joints Cognitive decline

Tivity Health / Nutrisystem Illustrative Revenue Synergies



Ease of Execution
Longer Term
(6+ Months)
Near Term
(0-6Months)
Sell Nutrisystem & South Beach Diet through Participating Locations
Reimbursable SilverSneakers Food & Fitness Program to MA Plans
Accelerate SilverSneakers and Prime growth with Nutrisystem Digital & TV Expertise
Sell Nutrisystem & South Beach Diet into Prime population
Nutrisystem & South Beach Diet into WHL Choices
Sell Nutrisystem to SilverSneakers population
Market SilverSneakers to Nutrisystem 65+ population
Sell Prime into Nutrisystem population
Tivity Health Distribution Channels
Health Plans and Participating Locations
Nutrisystem Distribution Channels
Consumer and Direct Marketing
Customer / Markets

Longer Term Opportunity Descriptions

- Starter kits for participating location employees, turnkey solution – a la Carte, DNA Body Blueprint, shakes

- Create unique SilverSneakers food offering for nutrition mgmt
- Create integrated fitness/nutrition offering for chronic conditions (diabetes, COPD, etc.) or specific to DNA results
- Targeted benefit to caregivers

- Leverage the digital and DRTV expertise of Nutrisystem to accelerate current SilverSneakers and Prime growth rates

Near Term Opportunity Descriptions

- Provide unique offer to existing Prime members (Prime & FYW) – targeting March 2019 marketing campaign; email Prime members with multi-effort test

- Offer with unique discount opportunity to WHL members and add Nutrisystem as benefit

- Offer with unique discount opportunity to SilverSneakers members – database marketing and digital/social outreach

- Market SilverSneakers eligibility and enrollment benefits to 65+ Nutrisystem members

- Promote Prime through Nutrisystem and South Beach Diet to existing members that are also eligible via partners

© 2018 Tivity Health, Inc. All rights reserved.

20

Going After Member Share – The Opportunity Members Looking for Products (Not a Product Looking for Members) SilverSneakers.com access for food delivery AARP partnership with 27 million members Prime partnerships with 41 million member access Caregiver opportunity for senior population Diabetes and chronic disease management with MA plans 75 million eligible1 (1) Management estimates

Compelling Financial and Business Logic

Attractive & Durable Financial Profile For the 12 months ended 9/30/18. Non-GAAP financial measure; see the table on Appendix A to this presentation for a reconciliation of non-GAAP financial measures. Combined Financial Highlights $1.3B Combined LTM Revenue(1) ~$135M Combined LTM Net Income(1) ~$223M Combined LTM Adjusted EBITDA(1)(2) $30-35M Expected Annual Cost Synergies Expect to achieve double-digit accretion in 2020 and beyond Net Leverage Capex-light business model with strong free cash flow profile to drive rapid deleveraging < <

Thank You

Twelve Months Ended September 30, 2018 Tivity Health(1) Nutrisystem(2) Pro Forma Combined Net income, GAAP basis 78,759 55,859 134,618 Adjustments: Depreciation and amortization 4,392 15,292 19,684 Restructuring expense(3) 2,554 — 2,554 Interest expense (income) 11,394 (557) 10,837 Income tax expense 38,075 17,758 55,833 (Income) from discontinued operations (761) — (761) Adjusted EBITDA, non-GAAP basis(4)(5) 134,413 88,352 222,765 APPENDIX A Reconciliation of Adjusted EBITDA, Non-GAAP Basis to Net Income, GAAP Basis (in 000s) (1) GAAP measures are derived from Tivity Health’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and Quarterly Report on Form 10-Q for the nine months ended September 30, 2017. (2) GAAP measures are derived from Nutrisystem’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and Quarterly Report on Form 10-Q for the nine months ended September 30, 2017. (3) Tivity Health added back Restructuring expense with respect to the fourth quarter of 2017 due to a one-time restructuring event. Restructuring expense in other quarters during the twelve month period ended September 30, 2018 is considered a part of normal operation of the business, and has not been added back. (4) Adjusted EBITDA includes stock-based compensation expense for the twelve month period ended September 30, 2018 of $6,552 for Tivity Health and $10,779 for Nutrisystem. (5) Adjusted EBITDA is a non-GAAP financial measure. Tivity Health believes that the presentation of this non-GAAP financial measure reflects operating results that are more indicative of the combined companies’ ongoing operating performance while improving comparability to prior periods and, as such, may be useful to investors’ understanding and assessment of the combined companies’ financial performance and prospects for the future when viewed in conjunction with GAAP financial results. You should not consider Adjusted EBITDA in isolation or as a substitute for net income determined in accordance with U.S. GAAP. Additionally, because Adjusted EBITDA may be defined differently by other companies in Tivity Health’s or Nutrisystem’s respective industries, the definition presented here may not be comparable to similarly titled measures of other companies.

Additional Detail on Cost Synergies One-time costs to achieve synergies expected to be less than $30 million Identified annual cost synergies of ~$30-35 million anticipated to be fully achieved on a run rate basis by 2021 Cost synergies will be in the areas of: SG&A/Operational; Public Company/Governance; IT Applications and Infrastructure; Facilities Synergies phased in over 3 years

As part of its Bold Goal initiative to improve the health of members 20 percent by 2020, Humana wanted to entice its doctors to ask about social determinants by not looking at whether patients had diabetes or hypertension but, instead, homing in on one issue specifically: food insecurity. The payer found that people who are food insecure are 50 percent more likely to be diabetic, 14 percent more likely to have hypertension and 60 percent more likely to experience heart failure. That seems bleak but it also presents an opportunity. Humana’s research indicates preventing early chronic diseases, for instance, can reduce spending by 34 percent, eradicating unnecessary services can eliminate 14 percent of costs and providing better care at home instead of in hospitals can save 30 percent.” Healthcare IT News – October 2017 Market Insights “